Pilgrim’s Pride Corporation

1770 Promontory Circle

Greeley, Colorado 80634-9038

VIA EDGAR

December 22, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Pilgrim’s Pride Corporation Registration Statement on Form S-4

Ladies and Gentlemen:

We are writing this letter in connection with the filing of the above-referenced Registration Statement for Pilgrim’s Pride Corporation (the “Issuer”), which relates to (i) an offer to exchange (the “2031 Notes Exchange Offer”) 4.250% Sustainability-Linked Senior Notes due 2031 (the “Registered 2031 Notes”) for any and all of the Issuer’s presently outstanding 4.250% Sustainability-Linked Senior Notes due 2031 (the “Existing 2031 Notes”) and (ii) an offer to exchange (the “2032 Notes Exchange Offer” and, together with the 2031 Notes Exchange Offer, the “Exchange Offers” and each an “Exchange Offer”) 3.500% Senior Notes due 2032 (the “Registered 2032 Notes” and, together with the Registered 2031 Notes, the “Exchange Notes”) for any and all of the Issuer’s presently outstanding 3.500% Senior Notes due 2032 (the “Existing 2032 Notes” and, together with the Existing 2031 Notes, the “Existing Notes”).

We hereby confirm to you that the Issuer is registering the 2031 Exchange Offer and the 2032 Exchange Offer in reliance upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman Sterling (July 2, 1993) no-action letters issued by the Staff. Furthermore, we represent to you as follows:

The Issuer has not entered into any arrangement or understanding with any person to distribute any of the Registered 2031 Notes or the Registered 2032 Notes to be received in the applicable Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the 2031 Notes Exchange Offer or the 2032 Notes Exchange Offer is acquiring the applicable Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the applicable Exchange Notes to be received in the applicable Exchange Offer. In this regard, the Issuer will make each person participating in the 2031 Notes Exchange Offer or the 2032 Notes Exchange Offer aware (through the Exchange Offers prospectus or otherwise) that if the applicable Exchange Offer is being used by a person to participate in a distribution of the applicable Exchange Notes to be received in the applicable Exchange Offer that person (i) cannot rely upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter issued by the Staff or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction. The Issuer acknowledges to the Staff that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508 of Regulation S-K, as applicable.

We further represent to you as follows:

The Issuer (i) will make each person participating in the 2031 Notes Exchange Offer or the 2032 Notes Exchange Offer aware (through the Exchange Offers prospectus) that any broker-dealer who holds the Existing 2031 Notes or the Existing 2032 Notes, as applicable, acquired for its own account as a result of market-making activities or other trading activities, and who receives the Registered 2031 Notes or the Registered 2032 Notes, as applicable, in exchange for such applicable Existing Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such applicable Exchange Notes and (ii) by transmitting an agent’s message to the exchange agent through the Automated Tender Offer Program of The Depository Trust Company, to represent that if the exchange offeree is a broker-dealer holding the Existing 2031 Notes or the Existing 2032 Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the applicable Exchange Notes received in respect of such applicable Existing Notes pursuant to the applicable Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Sincerely yours,

Pilgrim’s Pride Corporation

By:	/s/ Matthew Galvanoni
	Name:	Matthew Galvanoni
	Title:	Chief Financial Officer and Chief Accounting Officer